EXHIBIT 9.01(c)(i)

EaglePicher Holdings, Inc. and EaglePicher Incorporated

Contact:
Tom Pilholski, (602) 794-9600

EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED
ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004
FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

     PHOENIX, Arizona, October 15, 2004 – EaglePicher Holdings, Inc. and EaglePicher Incorporated announce third quarter and first nine months of 2004 financial results and the filing of its Quarterly Report on Form 10-Q with the United States Securities and Exchange Commission (SEC). Included in this press release is a summary discussion of Sales, Earnings and Cash Flows. We have also included a copy of our balance sheet, income statement and statement of cash flows. To obtain a more detailed discussion of our financial condition and results of operations, see the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q, which has been filed with the SEC and can be obtained at www.sec.gov. You can also obtain a copy of our Form 10-Q by visiting our web site at www.eaglepicher.com under About EaglePicher / Investor Relations/ SEC Filings/ Form 10-Q Third Quarter 2004.

     Third Quarter and First Nine Months of 2004 Results

     Sales

     Net sales increased $16.0 million, or 9.8%, to $179.1 million in the third quarter of 2004 from $163.1 million in the third quarter of 2003, and increased $32.8 million, or 6.6%, to $529.2 million in the first nine months of 2004 from $496.4 million in the first nine months of 2003. The sales increase in the third quarter of 2004 was primarily driven by a $7.8 million, or 20.5%, increase in our Technologies Business Unit’s Power Group Segment related to higher volumes in our defense and space businesses. In addition, the increase was driven by a $4.4 million, or 19.1%, increase in our Automotive Business Unit’s Wolverine Segment primarily due to a 16.5% volume increase, and a $1.7 million, or 8.5%, increase in our Filtration and Minerals Segment.

— more —

PAGE 2/	EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004 FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

     The sales increase in the first nine months of 2004 was primarily driven by a $25.8 million, or 24.7%, increase in our Technologies Business Unit’s Power Group Segment related to higher volumes in our defense and space businesses. In addition, the increase was driven by a $12.6 million, or 18.9%, increase in our Automotive Business Unit’s Wolverine Segment, primarily due to a 14.6% volume increase. These increases were partially offset by a $4.9 million, or 2.0%, decrease in our Automotives Business Unit’s Hillsdale Segment, due to lower average selling prices and the phase-out of three specific programs.

     Earnings

     Operating income decreased $5.7 million, or 45.3%, to $7.0 million in the third quarter of 2004 from $12.7 million in the third quarter of 2003, and decreased $14.1 million, or 32.5%, to $29.2 million in the first nine months of 2004 from $43.3 million in the first nine months of 2003. These changes were primarily the result of the following favorable/ (unfavorable) items (in million of dollars):

		First Nine Months of
	Third Quarter of 2004	2004
a. Gross margins	$(4.6)	$(2.7)
b. Selling and administrative expenses	(0.2)	(4.1)
c. Depreciation and amortization	2.9	4.8
d. Insurance related gains in 2003 and losses in 2004	(3.2)	(8.9)
e. Loss from divestitures in 2004	$(0.6)	(3.2)

	$(5.7)	$(14.1)

     Gross margin decreased primarily due to the following: (a) increased steel costs and plant closure costs in our Wolverine Segment, (b) increased ore mining and energy costs in our Filtration and Minerals Segment, (c) lower average selling prices, plant restructuring and China sourcing start-up costs in our Hillsdale Segment, and (d) negative gross margins in EaglePicher Horizon Batteries.

— more —

PAGE 3/	EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004 FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

     Selling and administrative expenses have increased primarily due to management infrastructure costs and selling expenses in our Power Group Segment to support growth in our EaglePicher Horizon Batteries venture ($0.7 million in the third quarter of 2004 and $1.7 million in the first nine months of 2004), increased costs to support the selling activities in our Wolverine Segment, as well as costs to support global sourcing initiatives, primarily in China, in our Hillsdale Segment.

     Cash Flows and Net Debt

     Our net debt (total debt on the balance sheet plus the obligations of our asset-backed securitization less cash on our balance sheet) increased $47.8 million to $402.4 million at August 31, 2004 from $354.6 at November 30, 2003. The increase was primarily due to the following sources/ (uses) of cash:

a.	($14.7) million increase in inventories primarily related to an inventory build in our Hillsdale Segment to support plant and sourcing restructurings, increases in our Wolverine and Power Group Segments to support their sales growth, and $3.7 million to build an inventory for EaglePicher Horizon Batteries.

b.	($13.3) million increase in receivables primarily due to (a) overall increased sales growth, and (b) increases in days sales outstanding in the third quarter of 2004 compared to the fourth quarter of 2003. However, the overall level of days sales outstanding as of August 31, 2004 of 51 days is less than the amount as of August 31, 2003 of 53 days.

c.	($16.8) million increase in production on long-term defense contracts where costs are incurred before shipments or milestone billings are made and collected. This was primarily driven by (a) 24.7% increase in our Power Group Segment’s revenues in the first nine months of 2004, and (b) production bottlenecks in the latter stages of certain defense contracts which have resulted in the delay of certain shipments to customers.

d.	($34.3) million for capital expenditures.

— more —

PAGE 4/	EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004 FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

e.	($14.5) million for the purchase of (a) a controlling interest in EaglePicher Horizon Batteries, LLC; we now have a 62% controlling interest in this venture, and (b) our initial investment and payment of license costs to acquire Kokam Engineering Ltd, a Lithium-ion battery manufacturer based in Seoul, South Korea.

f.	($21.1) million for cash interest expense.

g.	The above uses were partially offset by $21.1 million from proceeds received from the sale of our Environmental Sciences & Technology business, as well as cash generated from earnings.

     Q3 2004 Earnings Conference Call

     We will be filing our third quarter Form 10-Q on October 15, 2004 which will contain a more detailed discussion of our financial condition and results of operations and Management’s Discussion and Analysis of Financial Condition and Results of Operations. On Wednesday October 20, 2004, EaglePicher will also host a conference call to discuss its progress and performance for the quarter and the outlook for the future, followed by a question and answer session. The conference call, which will include forward looking statements, is scheduled to begin at 11:00 am Eastern Time (8:00 am Pacific). The conference call may be accessed by dialing (888) 288-0246 or +1 (706) 679-3901 for international callers a few minutes prior to the scheduled start time. Callers should ask for the EaglePicher Third Quarter Investor Call hosted by Tom Scherpenberg, Vice President and Treasurer. A copy of the presentation materials will also be available on our internet web site prior to the start of the call at www.eaglepicher.com under About EaglePicher / Investor Relations / Presentations / Q3 2004 Investor Call Presentation. A replay of the conference call will be available following the call. The replay can be accessed by dialing (800) 642-1687 or +1 (706) 645-9291 for international callers. The conference ID number for the replay is 1307540.

— more —

PAGE 5/	EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004 FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

     Reconciliation of Net Debt to our GAAP Financial Measure

     The following is a reconciliation of our Net Debt to our GAAP balance sheet as of November 30, 2003 and August 31, 2004 (in millions of dollars):

	November 30, 2003	August 31, 2004
Current portion of debt on our balance sheet	$13.3	$3.2
Long-term portion of debt on our balance sheet	408.6	392.4
Obligations of our accounts receivable asset- backed securitization	—	21.1
Cash on our balance sheet	(67.3)	(14.3)

Net debt	$354.6	$402.4

EaglePicher Incorporated, founded in 1843 and headquartered in Phoenix, Arizona, is a diversified manufacturer and marketer of innovative, advanced technology and industrial products and services for space, defense, environmental, automotive, medical, filtration, pharmaceutical, nuclear power, semiconductor and commercial applications worldwide. The company has 4,000 employees and operates more than 30 plants in the United States, Canada, Mexico, the U.K. and Germany. Additional information on the company is available on the Internet at www.eaglepicher.com.

EaglePicher Holdings, Inc. is the parent of EaglePicher Incorporated. EaglePicher™ is a trademark of EaglePicher Incorporated.

This news release contains statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, section 21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to: our ability to maintain existing relationships with customers, demand for our products, our ability to successfully implement productivity improvements and/or cost reduction initiatives, including the performance of automated equipment, accuracy of our estimates to complete contracts on a percentage of completion method of accounting, our ability to source raw materials and components from overseas suppliers, accuracy of our reserves for losses, our ability to consolidate manufacturing plants, our ability to develop, market and sell new products, our ability to obtain raw materials especially certain grades of steel and natural gas on an economic basis, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which we operate, as well as factors discussed in our filings with the U.S. Securities and Exchange Commission. We undertake no duty to update the forward-looking statements in this press release and you should not view the statements made as accurate beyond the date of this press release.

— more —

PAGE 6/	EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004 FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

EaglePicher Holdings, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS
November 30, 2003 and August 31, 2004
(unaudited) (in thousands of dollars)

	2003	2004
ASSETS
Current Assets:
Cash and cash equivalents	$67,320	$14,298
Receivables, net	23,895	32,594
Retained interest in EaglePicher Funding Corporation, net	63,335	48,007
Costs and estimated earnings in excess of billings	28,433	44,980
Inventories	51,532	66,360
Assets of discontinued operations	16,842	—
Prepaid expenses and other assets	10,394	13,066
Deferred income taxes	8,526	8,526

	270,277	227,831
Property, Plant and Equipment, net	150,814	156,746
Goodwill	152,040	161,677
Prepaid Pension	58,891	59,277
Other Assets, net	33,516	40,689

	$665,538	$646,220

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$88,542	$87,164
Current portion of long-term debt	13,300	3,246
Compensation and employee benefits	15,701	12,137
Billings in excess of costs and estimated earnings	2,098	1,862
Accrued divestiture reserve	9,297	5,302
Liabilities of discontinued operations	1,994	413
Other accrued liabilities	32,760	39,355

	163,692	149,479
Long-term Debt, net of current portion	408,570	392,388
Postretirement Benefits Other Than Pensions	17,418	16,874
Deferred Income Taxes	486	2,927
Other Long-Term Liabilities	11,163	14,111
11.75% Cumulative Redeemable Exchangeable Preferred Stock.	154,416	166,921

	755,745	742,700

Commitments and Contingencies
Shareholders’ Equity (Deficit):
Common stock	10	10
Additional paid-in capital	92,810	92,810
Accumulated deficit	(184,543)	(192,269)
Accumulated other comprehensive income	1,516	2,969

	(90,207)	(96,480)

	$665,538	$646,220

— more —

PAGE 7/	EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004 FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

EaglePicher Holdings, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Three and Nine Months Ended August 31, 2003 and 2004
(unaudited) (in thousands of dollars, except share and per share amounts)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2003	2004	2003	2004
Net Sales	$163,011	$179,056	$496,392	$529,226

Operating Costs and Expenses:
Cost of products sold (exclusive of depreciation)	124,758	145,368	381,240	416,736
Selling and administrative	15,615	15,847	45,836	49,921
Depreciation and amortization	12,678	9,867	34,528	29,750
Insurance related losses (gains)	(2,774)	405	(8,510)	405
Loss from divestitures	—	609	—	3,209

	150,277	172,096	453,094	500,021

Operating Income	12,734	6,960	43,298	29,205
Interest expense	(8,629)	(9,131)	(24,160)	(26,941)
Preferred stock dividends accrued	—	(4,167)	—	(12,505)
Write-off of deferred financing costs	(6,327)	(492)	(6,327)	(492)
Other income (expense), net	(600)	520	(527)	807

Income (Loss) from Continuing Operations Before Taxes	(2,822)	(6,310)	12,284	(9,926)
Income taxes	804	1,540	2,850	2,806

Income (Loss) from Continuing Operations	(3,626)	(7,850)	9,434	(12,732)
Discontinued Operations:
Loss from operations of discontinued businesses, net of zero (benefit) provision for income taxes	(333)	—	(1,561)	(53)
Gain (loss) on disposal of discontinued businesses, net of $600 benefit from income taxes in first nine months of 2003 and zero in 2004	(267)	502	(3,245)	5,059

Net Income (Loss)	(4,226)	(7,348)	4,628	(7,726)
Preferred stock dividends accreted or accrued	(4,168)	—	(12,274)	—

Loss Applicable to Common Shareholders	$(8,394)	$(7,348)	$(7,646)	$(7,726)

Basic and Diluted Net Income (Loss) per Share Applicable to Common Shareholders:
Continuing Operations
	$(7.79)	$(7.85)	$(2.95)	$(12.73)
Discontinued Operations	(0.60)	0.50	(5.00)	5.00

	$(8.39)	$(7.35)	$(7.95)	$(7.73)

Weighted Average Number of Common Shares	1,000,000	1,000,000	961,389	1,000,000

— more —

PAGE 8/	EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED ANNOUNCE THIRD QUARTER AND FIRST NINE MONTHS OF 2004 FINANCIAL RESULTS AND TIMING OF Q3 EARNINGS CONFERENCE CALL

EaglePicher Holdings, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine-Months Ended August 31, 2003 and 2004
(unaudited) (in thousands of dollars)

	2003	2004
Cash Flows From Operating Activities:
Net income (loss)	$4,628	$(7,726)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	36,814	31,280
Preferred stock dividends accrued	—	12,505
Loss (gain) on disposal of discontinued businesses	3,245	(5,059)
Insurance (gain) loss	(3,312)	405
Loss from divestitures	—	609
Deferred income taxes	—	1,951
Write-off of deferred financing costs	6,327	492
Changes in assets and liabilities:
Sale of receivables, net	(46,475)	21,066
Receivables and retained interest in EaglePicher Funding Corporation, net	3,458	(13,334)
Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings, net	(8,124)	(16,783)
Inventories	(5,016)	(14,687)
Insurance claim receivable	(5,198)	—
Accounts payable	(22,677)	(1,904)
Accrued liabilities	(20,678)	(2,331)
Other, net	1,099	(5,847)

Net cash provided by (used in) operating activities	(55,909)	637

Cash Flows From Investing Activities:
Proceeds from the sale of property and equipment, and other, net	1,068	474
Capital expenditures	(10,630)	(34,333)
Acquisition of majority interest in EaglePicher Horizon Batteries LLC	—	(3,500)
Kokam investment, license and other costs	—	(10,951)
Net cash used in investing activities	(9,562)	(48,310)

Cash Flows From Financing Activities:
Reduction of long-term debt	(16,925)	(26,337)
Net repayments under revolving credit agreements	(121,500)	—
Proceeds from issuance of treasury stock	903	—
Redemption of senior subordinated notes	(209,500)	—
Proceeds from issuance of unsecured notes and credit facility	398,000	—
Payment of deferred financing costs	(9,708)	—

Net cash provided by (used in) financing activities	41,270	(26,337)

Net cash provided by discontinued operations	13,936	21,099

Effect of Exchange Rates on Cash	2,724	(111)

Net Decrease in Cash and Cash Equivalents	(7,541)	(53,022)
Cash and Cash Equivalents, beginning of period	31,522	67,320

Cash and Cash Equivalents, end of period	$23,981	$14,298

Supplemental Cash Flow Information:
Interest paid	$28,246	$21,125

Income taxes paid (refunded), net	$3,859	$(13)